EXHIBIT 21

The Shyft Group, Inc.

Subsidiaries

	Name of Subsidiary	State of Incorporation or Organization	Other Name(s) Under Which Subsidiary Conducts Business
1.	The Shyft Group USA, Inc.	South Dakota	Builtmore Contract Manufacturing Spartan ERV Utilimaster
2.	Utilimaster Services, LLC	Indiana	N/A
3.	The Shyft Group Upfit Services, Inc.	Michigan	Strobes-R-Us
4.	The Shyft Group GTB, LLC	Michigan	Utilimaster
5.	Fortress Resources, LLC	California	Royal Truck Body
6.	Royal at McClellan Park LLC	Michigan	N/A
7.	The Shyft Group DuraMag LLC	Michigan	DuraMag
8.	The Shyft Group Global, Inc.	Michigan	N/A
9.	The Shyft Group Mexico, LLC	Michigan	N/A
10.	Spartan-Gimaex Innovations, LLC	Delaware	N/A
11.	The Shyft Group Foundation	Michigan	N/A